Exhibit 99.2

Blake, Cassels & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 199 Bay Street Suite 4000, Commerce Court West Toronto, ON M5L 1A9 Canada Tel: 416-863-2400 Fax: 416-863-2653

November 14, 2022

TransAlta Corporation

110 -12th Avenue S.W.

Calgary, Alberta

T2P 2M1

Re: Prospectus Supplement filed Pursuant to General Instruction II.L of Form F-10

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the prospectus supplement of TransAlta Corporation (the “Company”) filed pursuant to General Instruction II.L of Form F-10, which formed part of the Registration Statement on Form F-10 filed by the Company with the United States Securities and Exchange Commission (File No. 333-257098).

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

(signed) “Blake, Cassels & Graydon LLP”